                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 11-K



  X       Annual Report Pursuant to Section 15(d) of the Securities
- -----     Exchange Act of 1934

          For the fiscal year ended December 31, 1995

                                       OR

          Transition Report Pursuant to Section 15(d) of the
- -----     Securities Exchange Act of 1934



          A. Full title of the plan and the address of the plan, if different from the issuer named below:

                                Aon Savings Plan


          B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:


                                Aon Corporation
                              123 N. Wacker Drive
                            Chicago, Illinois 60606

                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan, by the Plan Administrator, the Committee, has caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of Cook and the State of Illinois on the 25th day of June, 1995.

AON SAVINGS PLAN

BY THE COMMITTEE



- -------------------------------     --------------------------------
Paul Rabin                          John Reschke



- -------------------------------     --------------------------------
Virginia G. Schooley                Robert S. Hurwitz



- -------------------------------
E. J. Finneran

                  AUDITED FINANCIAL STATEMENTS AND SCHEDULES

                               Aon SAVINGS PLAN

                                     1995

                                     WITH

                        REPORT OF INDEPENDENT AUDITORS

                               AON SAVINGS PLAN

              INDEX TO AUDITED FINANCIAL STATEMENTS AND SCHEDULES
              ---------------------------------------------------


                                                                         Page
                                                                        ------
Report of Independent Auditors                                             1

Financial Statements:

     Statements of Net Assets Available
     for Plan Benefits at
     December 31, 1995 and 1994                                            2

     Statements of Changes in Net Assets Available
     for Plan Benefits for the years ended
     December 31, 1995 and 1994                                            3

Notes to Financial Statements                                              4


Financial Statement Schedules:

     Schedule I
     Assets Held for Investment as of
     December 31, 1995                                                     9

     Schedule II
     Net Assets Available for Plan Benefits
     by Investment Program at December 31, 1995
     and 1994                                                             20

     Schedule III
     Changes in Net Assets Available for Plan
     Benefits by Investment Program for the years
     ended December 31, 1995 and 1994                                     22

     Schedule IV
     Transactions or Series of Transactions in
     Excess of 5% of the Current Value of Plan
     Assets for the year ended December 31, 1995                          24

                               AON SAVINGS PLAN

             STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                                                        DECEMBER 31
                                                                   ----------------------
(THOUSANDS)
                                                                       1995        1994
                                                                     --------    --------
ASSETS
- ------
Investments, at Fair Value (Notes 1, 2, and 3):
  United States Government and Government Agency Issues              $ 48,036    $ 37,916
  Corporate Bonds and Notes                                             5,708       8,099
  Other Bonds                                                           1,053         921
  Common Stocks:
    Aon Corporation                                                   242,680     155,386
    Other                                                              42,316      59,847
  Preferred Stocks                                                      1,645       1,457
  Investments held in the Life of Virginia Series Funds, Inc.:
    Money Market Portfolio                                             21,729      18,516
    Government Securities Portfolio                                    11,692       3,778
    Total Return Portfolio                                             43,613      19,849
    Common Stock Index Portfolio                                       40,527      14,675
    Real Estate Securities Portfolio                                    1,052           -
    International Equity Portfolio                                      2,761           -
  Other Long-Term Investments                                              18          25
  Short-Term Investments                                               37,400       8,778
                                                                     --------    --------

                                                                      500,230     329,247

  Unallocated Guaranteed Insurance Contracts, at Contract Value       101,938     135,533
                                                                     --------    --------

    Total Investments                                                 602,168     464,780

Receivables:
  Contribution Receivable from Aon Corporation                         14,697      13,630
  Contributions Receivable from Participants                              845       1,006
  Loans Receivable                                                        398         802
  Accrued Dividends and Interest                                          763         946
  Due from Broker                                                      20,350       5,732
                                                                     --------    --------
     Total Receivables                                                 37,053      22,116
                                                                     --------    --------
     Total Assets                                                     639,221     486,896
                                                                     --------    --------

LIABILITIES
- -----------

Accounts Payable and Accrued Expenses                                       -         128
                                                                     --------    --------
     Total Liabilities                                                      -         128
                                                                     --------    --------
     NET ASSETS AVAILABLE FOR PLAN BENEFITS                          $639,221    $486,768
                                                                     ========    ========

See notes to financial statements.

                               AON SAVINGS PLAN

        STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS


                                                    YEAR ENDED DECEMBER 31
                                                   ------------------------
(THOUSANDS)
                                                         1995        1994
                                                         ----        ----
ADDITIONS:
- ----------

Investment Income:
  Interest and Income from Unallocated
    Guaranteed Insurance Contracts                     $ 12,754    $ 13,771
  Aon Corporation Dividends                               6,561       5,976
  Other Dividends                                         7,164       3,475
                                                       --------    --------
                                                         26,479      23,222
Contributions:
  Aon Corporation                                        14,697      13,630
  ESOP Diversification                                       72          58
  Participants                                           30,975      41,642
                                                       --------    --------

                                                         45,744      55,330
                                                       --------    --------

                                                         72,223      78,552

DEDUCTIONS:
- -----------

Benefits Paid to Participants                            41,574      33,754
Administrative Expenses                                     980         936
Investment Expenses                                         261         387
                                                       --------    --------

                                                         42,815      35,077
                                                       --------    --------

                                                         29,408      43,475
Net Realized and Unrealized Appreciation/
  (Depreciation) in Fair Value
  of Investments (Note 3)                               119,552      (7,336)
                                                       --------    --------

Net Increases                                           148,960      36,139
Net Assets Available for Plan Benefits
  at Beginning of Year                                  486,768     450,629
Plan Mergers                                              3,493           -
                                                       --------    --------

NET ASSETS AVAILABLE FOR PLAN
  BENEFITS AT END OF YEAR                              $639,221    $486,768
                                                       ========    ========

See notes to financial statements.

                               AON SAVINGS PLAN
                               ----------------

                         NOTES TO FINANCIAL STATEMENTS

                                 1995 and 1994



1.   DESCRIPTION OF PLAN
     -------------------

     A.   GENERAL

     The Aon Savings Plan (the "Plan") was authorized by the Board of Directors of Aon Corporation (the "Company"). The Plan has been designed as a salary reduction plan under Section 401(k) of the Internal Revenue Code of 1986, as amended (the "Code").

     The Plan is subject to and is designed to comply with the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") applicable to defined contribution profit sharing plans, specifically "Title I - Protection of Employee Benefits Rights," which includes regulatory provisions regarding reporting and disclosure, participation and vesting, funding, fiduciary responsibility, administration and enforcement. The minimum funding standards of Title I do not, however, apply to the Plan.

     Certain of the Plan's investments are held by the Life of Virginia Series Funds, Inc. ("Series Funds"). Prior to April 1, 1996 the Series Funds was an affiliated registered investment company. As a result of the Company's sale of its subsidiary, The Life Insurance Company of Virginia, on April 1, 1996, the Series Funds is no longer affiliated with the Plan.

     B.   PLAN CHANGES

     On July 1, 1995, the Plan introduced two new investment options, the Real Estate Securities Fund and the International Equity Fund. These new funds are invested in the portfolios of the Series Funds. On December 31, 1995, the RGH Common Stock Fund, a closed fund, was liquidated.

     On July 1, 1994, the Plan introduced three new investment options, the Government Securities Fund, the Common Stock Index Fund and the Total Return Fund. These new funds along with the Money Market Fund are invested in the portfolios of the Series Funds. Also effective on July 1, 1994, the Balanced Fund became a closed fund and will no longer accept new monies.

     C.   PLAN MERGERS AND TRANSFER OF ASSETS

     Effective October 1, 1995, the J. H. Blades & Co., Employees' 401(k) Plan (the "Blades Plan") and Energy Insurance International, Inc. Savings and Investment Plan (the "E. I. I. Plan") were merged into the Aon Savings Plan. All assets and liabilities of the Blades Plan and the E. I. I. Plan were transferred to the Aon Savings Plan as of October 1, 1995. Participants of the Blades Plan and the E. I. I. Plan immediately became Participants in the Aon Savings Plan.

     D.   ELIGIBILITY AND PARTICIPATION

     Participation in the Plan is limited to employees who have completed one year of service and attained the age of 21 or employees who were eligible under another Plan that was merged into the Aon Savings Plan. An employee must be employed in the United States on a permanent basis in order to participate.

     E.  CONTRIBUTIONS

     Participant - Participant contributions are made by means of regular payroll deductions. Non-highly compensated Participants, as defined by the Code, may elect to make contributions of between 2% and 10% of their compensation, as defined by the Plan. Highly compensated participants, as defined by the Code, may elect to make contributions of between 2% and 6% of their compensation, as defined by the Plan. Participant contributions are limited to amounts allowed under the Tax Reform Act of 1986. Accordingly, the maximum Participant contribution was $9,240 in 1995 and 1994.

     Company - The Company will contribute an amount equal to 100% of a Participant's contributions, on the first 3% of compensation contributed for the year. The Plan requires that a Participant be actively employed and contributing to the Plan as of the last day of the Plan year in order to receive a Company contribution.

     F.   INVESTMENT PROVISIONS

     Contributions to the Plan may be invested in one or more of the following investment funds:

          Money Market Fund - Invested principally in shares of the Money Market Portfolio of the Series Funds. The portfolio invests in various types of good quality money market securities including certificates of deposit, commercial paper, U.S. Treasury and Agency securities and other similar instruments.

          Aon Stock Fund - Invested principally in common stock of the Company that is purchased on the open market or in private transactions.

          Investment Contract Fund - Invested principally in unallocated guaranteed insurance contracts, U.S. Treasury bills and short-term investment funds. During 1994, Fidelity Management Trust Company ("Investment Manager") was the Investment Manager for this Fund. In 1995, members of the Company's Investment Department became managers of this Fund. The Investment Manager is a fiduciary within the meaning of ERISA Section 3(21). Certain restrictions and penalties may apply with regard to the termination of unallocated guaranteed insurance contracts prior to the scheduled maturity date.

          Government Securities Fund - Invested principally in shares of the Government Securities Portfolio of the Series Funds. The portfolio invests in intermediate and long-term debt securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities.

          Total Return Fund - Invested principally in shares of the Total Return Portfolio of the Series Funds. The portfolio invests in equities, fixed income and money market instruments.

          Common Stock Index Fund - Invested principally in shares of the Common Stock Index Portfolio of the Series Funds. The investment objective of the portfolio is to replicate the total return of the S&P 500 Index through investment in common stocks traded on the New York Stock Exchange and the American Stock Exchange and, to a limited extent, in the over-the-counter markets.

          Real Estate Securities Fund - Invested principally in shares of the Real Estate Securities Portfolio of the Series Funds. The portfolio invests primarily in the securities of U.S. issuers that are principally engaged in or related to the real estate industry. This portfolio does not invest directly in real estate.

          International Equity Fund - Invested principally in shares of the International Equity Portfolio of the Series Funds. The portfolio invests primarily in equity and equity- related securities of companies organized and operating outside of the U.S.

     The Plan's net assets available for plan benefits and changes in net assets available for plan benefits by investment program are set forth on Schedules II and III, respectively, and are incorporated herein by reference.

     G.   ACCOUNT BALANCES

     Each Participant's account is credited with the Participant's contribution and an allocation of a) the Company's contribution, b) Plan earnings, and
     c) Forfeitures of terminated Participants' non-vested accounts.

     Participants are fully vested in their contributions plus actual earnings thereon. Participants become 100% vested in the remainder of their account balance after five years of Plan Service. Forfeitures of non-vested accounts are allocated to the remaining Participants. The amount of forfeitures allocated to Participants was $510,000 and $344,000 for 1995 and 1994, respectively.

     On termination of service, a participant may elect to receive either a lump sum amount equal to the value of his or her account and/or monthly installments over a period not to exceed ten years.

     H.   PLAN TERMINATION

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their account balances.

     I.   LOAN ADMINISTRATION

     Under the Aon Savings Plan, Participants do not have the ability to borrow from their accounts. Prior to certain plan mergers, the predecessor plans permitted Participants to borrow from the vested portion of their account. At the date of merger, Participants under the former plans could no longer borrow from the vested portion of their account. However, the Plan will continue to administer those loans that existed prior to the mergers.

     J.   SUMMARY PLAN DESCRIPTION

     Participants of the Plan should refer to the Summary Plan Description for a more complete description of the Plan.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     ------------------------------------------

     A.   INVESTMENTS

     Investments, except for unallocated guaranteed insurance contracts, are carried at fair value, which for marketable securities is based on quotations obtained from national securities exchanges and various other sources. Investments in unallocated guaranteed insurance contracts are valued at contract value, which represents contributions made under the contract, plus interest at the contract rate, less any administrative charges. The Plan believes contract value approximates fair value.

     Interest income is recorded as earned. Dividend income is recorded on the ex-dividend date. Realized gains or losses on investments are the difference between the proceeds received and the cost of investments sold as determined on a first-in, first-out basis. The change in the difference between fair value and the cost of investments is reported as unrealized appreciation or depreciation of investments.

     B.   OPERATING EXPENSES

     Administrative expenses of the Plan, including expenses of the Trustees, are paid from the Plan assets, except to the extent that the Company at its discretion, may decide to pay such expenses. Administrative expenses include $980,000 and $936,000 in 1995 and 1994, respectively, paid to subsidiaries of the Company.


3.   INVESTMENTS
     -----------

     The Northern Trust Company is the custodian of the Plan assets and Trustee for the Aon Stock Fund. The remaining Trustees for the Plan are members of the Company's Investment Department and they have been given the discretion and authority to manage the investments. The Trustees are named fiduciaries under ERISA.

     The net realized and unrealized appreciation (depreciation) in fair value of Plan investments is as follows:

                                                         1995         1994
                                                       --------     --------
(THOUSANDS)
United States Government and
  Government Agency Issues                             $  2,582      $(2,790)
Corporate Bonds and Notes                                 1,000       (1,101)
Other Bonds                                                 200         (415)
Common Stock:
  Aon Corporation                                        87,369       (1,386)
  Other                                                  15,200         (817)
Preferred Stocks                                             24         (633)
Investment held in the Series Funds:
  Money Market Portfolio                                    355          (97)
  Government Securities Portfolio                           607         (152)
  Total Return Portfolio                                  4,639         (106)
  Common Stock Index Portfolio                            7,476          161
  Real Estate Securities Portfolio                           29            -
  International Equity Portfolio                             70            -
Unallocated Guaranteed
  Insurance Contracts                                         1            -
                                                       --------      -------

                                                       $119,552      $(7,336)
                                                       ========      =======


     The aggregate cost of investments was $443,187,000 and $412,491,000 at December 31, 1995 and 1994, respectively.

The following investments exceed 5% of the Plan's net assets available for plan benefits:

                                                         1995         1994
                                                       --------     --------
(THOUSANDS)

Aon Corporation, Common Stock                          $242,680     $155,386

Short-Term Investment Fund,
 Collective Trust Funds of
 The Northern Trust Company                              37,400            -

Investments held in the Series Funds:
 Total Return Portfolio                                  43,613            -
 Common Stock Index Portfolio                            40,527            -

     The Plan has unallocated guaranteed insurance contracts with a contract value of $20,005,000 that are issued by an insurance subsidiary and a former insurance subsidiary of the Company.

     On August 12, 1994, the Canadian and United States insurance regulators assumed control of Confederation Life Insurance Company to protect policyholders and other creditors. The investment contract with Confederation Life is accounted for at contract value as of August 12, 1994 in the amount of $8,956,000, and interest on the contract is no longer being accrued. The benefit responsiveness of the contract has been limited to normal retirement, death, disability and hardship. Other withdrawals for employee terminations, loans and transfers will not be permitted.


4.   FEDERAL INCOME TAXES
     --------------------

     On September 14, 1994, the Plan requested a determination letter with respect to the 1) mergers of the FBH Plan, the Booke Plan, and the K and K Plan, 2) change in the percentage of compensation relating to participant contributions made by highly and non-highly compensated participants, and
     3) changes made to Code Section 402 relating to rollovers made to employees as a result of The Unemployment Compensation Act of 1992. The Plan has not received a response to the determination letter request. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrative Committee believes the Plan is a qualified salary reduction plan under Section 401(k) of the Code. The Plan's Administrative Committee is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.


5.   SUBSEQUENT EVENTS
     -----------------

     On April 1, 1996, Aon sold its direct response life and health subsidiary, Union Fidelity Life Insurance Company, headquartered in Trevose, Pennsylvania, and its capital accumulation life insurance subsidiary, The Life Insurance Company of Virginia, headquartered in Richmond, Virginia, to General Electric Capital Corporation.

     Total assets in the plan for employees of those subsidiaries were $30,671,000 at December 31, 1995, or about 5% of total assets for the Plan. Employees at those subsidiaries have the option to receive a lump sum distribution of their total account balances until December 31, 1998 or to maintain their account balance in the Plan.

                                                                  Schedule I
                               AON SAVINGS PLAN
                          ASSETS HELD FOR INVESTMENT
                               December 31, 1995

Schedule I represents the investments of the Aon Savings Plan. The investments are allocated to the various investment funds in which the Plan's Participants may elect to invest their funds. Schedule II, following on page 20, represents the composition of these investment funds for the Aon Savings Plan.


                                                       Number of Shares          Cost          Fair Value
                                                       ----------------
Issue                                                  Principal Amount      (thousands)       (thousands)
- -------------------------------------------------------------------------------------------------------------
Money Market Fund
- -----------------
Mutual Fund

     Investments held in the Life of Virginia
     Series Funds, Inc.:
     Money Market Portfolio                                2,097,380       $     21,517       $   21,729

Short-Term Investments

     Short-Term Investment Fund,
     Collective Trust Funds of
     The Northern Trust Company                           $   21,089                 21               21
                                                                           ------------       ----------

Total Money Market Fund                                                    $     21,538       $   21,750
                                                                           ============       ==========

Balanced Fund
- -------------

Common Stock

     Abbott Laboratories
     Common Stock, No par                                      4,200       $        149       $      175

     ADR Saville Systems PLC
     Common Stock, $0.0025                                     5,000                 50               71

     ADR Unilever NV
     4 Guilders par                                            7,000                680              985

     Alco Standard Corporation
     Common Stock, No par                                     16,000                315              730

     American General Corporation
     Common Stock, $1.50 par                                  28,000                441              977

     American International Group, Inc.
     Common Stock, $2.50 par                                  13,500                339            1,249

     American Stores Company
     Common Stock, $1.00 par                                  30,000                423              803

     American Telephone & Telegraph
     Common Stock                                              6,000                324              389

     Amli Residential Properties
     Common Stock, $0.01 par                                  25,000                512              500


                                                       Number of Shares
                                                       ----------------          Cost         Fair Value
Issue                                                  Principal Amount      (thousands)      (thousands)
- ---------------------------------------------------------------------------------------------------------------
     Amoco Corporation
     Common Stock, no par                                     11,100       $        613       $      794

     Archer-Daniels-Midland Company
     Common Stock, No par                                     89,248                638            1,606

     Avery Dennison Corporation
     Common Stock, $1.00 par                                  20,000                562            1,003

     Barnett Banks, Incorporated
     Common Stock, $2.00 par                                   1,500                 86               89

     Becton, Dickinson and Co.
     Common Stock, $1.00 par                                  15,000                487            1,125

     Bell & Howell Company
     Common Stock                                              5,600                104              157

     Briggs & Stratton Corporation
     Capital Stock, $3.00 par                                 20,000                244              868

     BT Office Products International
     Common Stock                                              2,000                 26               32

     Burlington Northern Santa Fe Corp.
     Common Stock                                              2,000                149              156

     Centerpoint Properties Corporation
     Common Stock                                              6,800                135              157

     Central Garden & Pet Company
     Common Stock                                              8,300                 56               79

     Cisco Systems
     Common Stock                                              1,000                 75               75

     Colonial Properties Trust
     Common Stock, $.01 par                                   17,000                391              434

     Compaq Computer Corporation
     Common Stock                                              1,000                 35               48

     Conrail Incorporated
     Common Stock                                              2,000                137              140

     Continental Circuits Corporation
     Common Stock                                              2,000                 21               33

     Cox Communications Incorporated
     New Class A Stock                                         2,000                 38               39

     CSX Corporation
     Common Stock, $1.00 par                                   1,000                114              137

     Digital Equipment Corporation
     Common Stock, $1.00 par                                   1,000                 59               64



                                                       Number of Shares          Cost         Fair Value
                                                       ----------------
Issue                                                  Principal Amount      (thousands)      (thousands)
- ------------------------------------------------------------------------------------------------------------
     Walt Disney Productions
     Common Stock, $.025 par                                   2,000       $         79       $      118

     DSC Communications Corporation
     Common Stock                                              1,500                 54               55

     DSP Communications Incorporated
     Common Stock                                              2,000                 32               87

     Du Pont, E.I. DeNemours & Co.
     Common Stock, $5.00 par                                  10,000                268              699

     Duke Realty Investment Inc.
     New  Common Stock                                        10,000                252              314

     Echostar Communications
     Common Stock                                              4,000                 72               97

     EMC Corporation
     Common Stock                                              4,000                 64               62

     Equity Residential Properties
     Common Stock, $.01 par                                   20,100                523              616

     Evergreen Media Corporation
     Class A Common Stock                                      2,000                 57               64

     Federal Realty Investment Trust
     Share of Beneficial Interest, No par                     33,000                858              751

     First Chicago NBD Corporation
     Common Stock, $6.25 par                                  23,000                475              909

     First Data Corporation
     Common Stock                                             17,444                591            1,167

     First Industrial Realty Trust Inc.
     Common Stock                                             16,000                376              360

     Greentree Financial Corporation
     Common Stock                                              3,000                 85               79

     Harley Davidson, Incorporated
     Common Stock, $.01 par                                   31,600                657              909

     Healthcare Realty Trust
     Common Stock                                             20,000                427              460

     Health Care REIT, Incorporated
     Common Stock, $1.00 par                                  23,000                572              414

     Hewlett-Packard Cmpany
     Common Stock, $1.00 par                                   2,500                182              209

     HGI Realty Incorporated
     Common Stock                                              7,100                175              162

                                                       Number of Shares          Cost          Fair Value
                                                       ----------------
Issue                                                  Principal Amount      (thousands)      (thousands)
- -------------------------------------------------------------------------------------------------------------
     Household International Inc.
     Common Stock, $1.00 par                                   1,000       $         64       $       59

     Humana Incorporated
     Common Stock, $.016 2/3 par                               1,000                 26               27

     Illinois Tool Works, Incorporated
     Common Stock, $3.33 1/3 par                              10,200                380              602

     Informix Corporation
     Common Stock                                              2,000                 55               60

     Intel Corporation
     Capital Stock, $.001 par                                  1,000                 64               57

     Intersolv Incorporated
     Common Stock                                              1,000                 22               13

     Itron, Incorporated
     Common Stock, no par                                      7,500                101              253

     Johnson & Johnson
     Common Stock, $1.00 par                                  10,000                428              855

     Liberty Property Trust
     Share of Beneficial Interest                              2,000                 39               41

     Littelfuse, Incorporated
     Common Stock                                              1,000                 28               37

     Litton Industries, Incorporated
     Common Stock, $1.00 par                                  15,000                241              667

     Macerich Company
     Common Stock                                              5,000                 95              100

     Mail-Well Incorporated
     Common Stock                                             10,000                140              122

     McAfee Associates Incorporated
     Common Stock                                              1,500                 50               66

     Mobil Corporation
     Common Stock, $3.75 par                                   8,500                569              950

     Motorola, Incorporated
     Common Stock, $3.00 par                                  17,000                786              969

     Nationsbank Corporation
     Common Stock, $2.50 par                                  10,000                532              696

     Northern Border Partners L.P.
     Common Stock, $.01 par                                    7,200                189              168

     Omega Healthcare Investor, Inc.
     Common Stock                                             40,000                971            1,065




                                                       Number of Shares          Cost         Fair Value
                                                       ----------------
Issue                                                  Principal Amount      (thousands)      (thousands)
- --------------------------------------------------------------------------------------------------------------
     Panamsat Corporation
     Common Stock                                              3,000       $         53       $       66

     Parker Hannifin Corporation
     Common Stock, no par                                     22,000                449              753

     Pepsico, Incorporated
     Common Stock, $.05 par                                   15,000                594              838

     Proctor & Gamble Company
     Common Stock, No par                                      3,500                193              290

     Royal Dutch Petroleum Company
     5 Guilders par                                            7,500                599            1,058

     Schering-Plough Corporation
     Common Stock, $1.00 par                                  20,000                610            1,095

     Sherwin-Williams Company
     Common Stock, $6.25 par                                  27,000                433            1,100

     SPSS Incorporated
     Common Stock                                              1,000                 16               19

     Summit Properties Incorporated
     Common Stock                                             20,000                380              397

     Sun Microsystems, Incorporated
     Common Stock, $0.00067 par                                2,000                 63               91

     Temple Inland Incorporated
     Common Stock, $1.00 par                                  20,000                623              877

     Three Com Corporation
     Common Stock                                              1,000                 44               47

     Time Warner, Incorporated
     Common Stock, $1.00 par                                  18,000                670              682

     Tommy Hilfiger Corporation
     Common Stock, $.01 par                                   29,600                448            1,254

     Tribune Company
     Common Stock, No par                                      4,000                248              244

     Turner Broadcasting System Inc.
     Class A Common Stock                                      6,000                155              155

     US Robotics Corporation
     Common Stock, $.01 par                                   12,000                191            1,053

     Union Pacific Corporation
     Common Stock, $5.00 par                                   2,600                171              172

     US Life Corporation
     Common Stock, $1.00 par                                  30,000                571              896

                                                       Number of Shares          Cost         Fair Value
                                                       ----------------
Issue                                                  Principal Amount      (thousands)      (thousands)
- --------------------------------------------------------------------------------------------------------------
     Viacom Incorporated
     Class A Common Stock                                      6,000       $        348       $      277

     Viacom Incorporated
     Class B Common Stock                                      3,000                 61              142

     Walgreen Company
     Common Stock, $.1.25 par                                 44,000                996            1,314

     Watsco, Incorporated
     Class A Common Stock                                     12,000                127              215

     Watson Pharmaceuticals, Inc.
     Common Stock, $.0033 par                                 12,000                353              588

     Williams-Sonoma Incorporated
     Common Stock                                              1,000                 20               19

     Wireless Telecom Group Inc.
     Common Stock                                              3,000                 49               50

     Xerox Corporation
     Common Stock, $1.00 par                                  10,000                575            1,370
                                                                           ------------       ----------

Total Common Stock                                                               26,822           42,316
                                                                           ------------       ----------

Preferred Stock

     Ford Motor Company
     Series A
     Convertible Preferred Stock                               1,500                122              142

     Prime Retail Inc.
     Series B
     Convertible Preferred Stock                              35,000                875              621

     Security Capital Pacific Trust
     Convertible Preferred Stock                              36,000                900              882
                                                                           ------------       ----------

Total Preferred Stock                                                             1,897            1,645
                                                                           ------------       ----------

U.S. Government and Government
   Agency Issues

     Federal National Mortgage Association
     Series SM-2002-J
     7.3% Debenture due 10/28/2002
     Registered                                           $4,500,000              4,500            4,631

     U.S. Treasury, Series AF-1996
     5.875% Note due 5/31/1996                             2,000,000              2,004            2,005

     U.S. Treasury
      6.875% Note due 4/30/1997                            3,550,000              3,552            3,625

     U.S. Treasury, Series D-2001
     7.5% Note due 11/15/2001                              2,000,000              2,015            2,204

                                                       Number of Shares          Cost         Fair Value
                                                       ----------------
Issue                                                  Principal Amount     (thousands)      (thousands)
- --------------------------------------------------------------------------------------------------------
     U.S. Treasury, Series F-1999
     7% Note due 4/15/1999                               $ 3,550,000            $ 3,510          $ 3,728

     U.S. Treasury, Series N-1997
     6.375% Note due 6/30/1997                               750,000                763              763

     U.S. Treasury, Series A-2001
     7.75% Note due 2/15/2001                              3,500,000              3,450            3,863

     U.S. Treasury, Series C-2001
     7.875% Note due 8/15/2001                             3,000,000              3,000            3,351

     U.S. Treasury, Series D-2000
     8.5% Note due 11/15/2000                              1,000,000              1,029            1,131
                                                                             ----------      -----------

Total U.S. Government and
   Government Agency Issues                                                      23,823           25,301
                                                                             ----------      -----------

Corporate Bonds and Notes

     Associates Corp of North America
     7.77% Note due 3/9/1999                               1,000,000              1,000            1,060

     Dow Chemical Company
     9.35% Note due 3/15/2002,
     Registered                                            1,000,000                998            1,125

     Du Pont, E.I. DeNemours & Co.
     6% Debenture due 12/1/2001,
     Registered                                            1,000,000                736            1,009

     Liberty Property Trust
     8% Convertible Sub Debenture due 7/1/2001,
     Registered                                              200,000                200              206

     Monsanto Defined Contribution & Employee
     Stock Ownership Trust
     8.13% Debenture due 12/15/2006                        1,000,000              1,000            1,157

     Norfolk Southern Railway Equipment Trust
     Series B
     8% Certificate due 3/1/2006                           1,000,000                949            1,151
                                                                             ----------      -----------

Total Corporate Bonds and Notes                                                   4,883            5,708
                                                                             ----------      -----------

Other
     Hydro Quebec Electric Tranche
     7.74% Note due 2/26/1999                              1,000,000                999            1,053

Short-Term Investments

     Short-Term Investment Fund,
     Collective Trust Funds of
     The Northern Trust Company                           26,437,151             26,437           26,437
                                                                             ----------      -----------

Total Balanced Fund                                                            $ 84,861        $ 102,460
                                                                             ==========      ===========


                                                       Number of Shares
                                                       ----------------          Cost         Fair Value
Issue                                                  Principal Amount      (thousands)     (thousands)
- --------------------------------------------------------------------------------------------------------
Aon Stock Fund
- --------------

Common Stock

     Aon Corporation
     Common Stock, $1.00 par                               4,865,755           $114,344         $242,680

Short-Term Investments

     Short-Term Investment Fund,
     Collective Trust Funds of
     The Northern Trust Company                          $ 3,579,198              3,579            3,579
                                                                               --------        ---------

Total Aon Stock Fund                                                           $117,923         $246,259
                                                                               ========         ========

Investment Contract Fund
- ------------------------

Unallocated Insurance Contracts

     Canada Life Assurance Company
     Contract #P45672
     6.05% due 10/16/1997                                $ 2,024,612           $  2,025         $  2,025

     Combined Insurance Co. of America
     Contract  #CG1000
     7.12% due 9/30/96, 6/30/99                            8,848,565              8,849            8,849

     Commonwealth Life Insurance Co.
     Contract #ADA00551FR
     5.35% due 6/30/98                                     2,761,403              2,761            2,761

     Commonwealth Life Insurance Co.
     Contract #ADA00395FR
     8.58% due 6/30/1996                                   7,815,130              7,815            7,815

     Confederation Life Insurance Co.
     Contract #62718
     6.96% due 3/31/1998                                   8,955,944              8,956            8,956

     Connecticut General Life
     Insurance Company, IN-16017
     9.832% due 12/20/1996                                 4,065,545              4,065            4,065

     Connecticut General Life
     Insurance Company, #0025125
     8.13% due 1/2/1996                                    7,205,031              7,205            7,205

     The Life Insurance Company of Georgia
     Contract #GA 289
     6.7% due 6/30/1997                                   12,515,742             12,516           12,516

     The Life Insurance Company of Virginia
     Contract #GS2753
     5.67% due 9/30/98                                    11,156,030             11,156           11,156


                                                       Number of Shares
                                                       ----------------          Cost         Fair Value
Issue                                                  Principal Amount      (thousands)     (thousands)
- --------------------------------------------------------------------------------------------------------
     Metropolitan Life Insurance Co.
     Contract #13272
     6.53% due 12/31/1997                                    $12,436,096        $ 12,436       $ 12,436

     New York Life Insurance Co.
     Contract #GA06068
     8.1% due 1/2/1996                                         2,504,835           2,505          2,505

     Protective Life Insurance Company
     Contract # GR-9039
     7.36% due 3/31/99                                         4,367,887           4,368          4,368

     Provident Life & Accident Insurance Co.
     Contract #627-05641
     5.79% due 12/31/98                                        4,695,369           4,695          4,695

     Prudential
     Contract #6458
     5.20% due 6/30/98                                         5,529,678           5,530          5,530

     Sun Life Insurance Co.
     Contract #GICFA-484
     6.02% due 12/31/98                                        4,729,225           4,729          4,729

     Travelers Insurance Co.
     Contract #GR-9039
     4%, Reset annually                                        2,327,274           2,327          2,327
                                                                                --------       --------

Total Unallocated Guaranteed Insurance Contracts                                 101,938        101,938
                                                                                --------       --------

U.S. Government and Government
   Agency Issues

     U.S. Treasury Bill
      due 1/25/96                                              4,000,000           3,988          3,989

     U.S. Treasury Bill
      due 2/29/96                                              4,000,000           3,914          3,970

     U.S. Treasury Bill
      due 3/28/96                                              6,000,000           5,897          5,929

     U.S. Treasury Bill
      due 4/25/96                                              5,000,000           4,898          4,922

     U.S. Treasury Bill
      due 5/16/96                                              4,000,000           3,894          3,925
                                                                                --------       --------
                                                                                  22,591         22,735
                                                                                --------       --------

Other

      Wachovia Real Estate Fund                                       44              34             18
                                                                                --------       --------

                                                                                      34             18
                                                                                --------       --------


                                                       Number of Shares
                                                       ----------------          Cost         Fair Value
Issue                                                  Principal Amount      (thousands)     (thousands)
- --------------------------------------------------------------------------------------------------------
Short-Term Investments

     Short-Term Investment Fund,
     Collective Trust Funds of
     The Northern Trust Company                            7,244,106              7,244            7,244
                                                                               --------         --------

Total Short-Term Investments                                                      7,244            7,244
                                                                               --------         --------

Total Investment Contract Fund                                                 $131,807         $131,935
                                                                               ========         ========

Government Securities Fund
- --------------------------

Mutual Fund

     Investments held in the Life of Virginia
     Series Funds, Inc.:
     Government Securities Portfolio                       1,115,626           $ 11,254         $ 11,692

Short-Term Investments

     Short-Term Investment Fund,
     Collective Trust Funds of
     The Northern Trust Company                           $   29,686                 30               30
                                                                               --------         --------

Total Government Securities Fund                                               $ 11,284         $ 11,722
                                                                               ========         ========

Total Return Fund
- -----------------

Mutual Fund

     Investments held in the Life of Virginia
     Series Funds, Inc.:
     Total Return Portfolio                                2,737,783           $ 39,080         $ 43,613

Short-Term Investments

     Short-Term Investment Fund,
     Collective Trust Funds of
     The Northern Trust Company                           $   32,702                 33               33
                                                                               --------         --------

Total Total Return Fund                                                        $ 39,113         $ 43,646
                                                                               ========         ========

Common Stock Index Fund
- -----------------------

Mutual Fund

     Investments held in the Life of Virginia
     Series Funds, Inc.:
     Common Stock Index Portfolio                          1,930,784           $ 32,890         $ 40,527

Short-Term Investments

     Short-Term Investment Fund,
     Collective Trust Funds of
     The Northern Trust Company                           $   31,052                 31               31
                                                                               --------         --------

Total Common Stock Index Fund                                                  $ 32,921         $ 40,558
                                                                               ========         ========

                                                       Number of Shares
                                                       ----------------         Cost         Fair Value
Issue                                                  Principal Amount      (thousands)     (thousands)
- ---------------------------------------------------------------------------------------------------------
Real Estate Securities Fund
- ---------------------------
Mutual Fund

     Investments held in the Life of Virginia
     Series Funds, Inc.:
     Real Estate Securities Portfolio                         95,171            $  1,023         $  1,052

Short-Term Investments

     Short-Term Investment Fund,
     Collective Trust Funds of
     The Northern Trust Company                             $ 14,818                  15               15
                                                                                --------         --------

Total Real Estate Securities Fund                                               $  1,038         $  1,067
                                                                                ========         ========

International Equity Fund
- -------------------------
Mutual Fund

     Investments held in the Life of Virginia
     Series Funds, Inc.:
     International Equity Portfolio                          263,749            $  2,692         $  2,761

Short-Term Investments

     Short-Term Investment Fund,
     Collective Trust Funds of
     The Northern Trust Company                             $  9,768                  10               10
                                                                                --------         --------

Total International Equity Fund                                                 $  2,702         $  2,771
                                                                                ========         ========



Total Investments                                                               $443,187         $602,168
                                                                                ========         ========

                                                                                                                         Schedule II
                                                         AON SAVINGS PLAN
                                   NET ASSETS AVAILABLE FOR PLAN BENEFITS BY INVESTMENT PROGRAM
                                                         DECEMBER 31, 1995
(thousands)
                                                       Money                        Aon      Investment    Government
                                                       Market       Balanced       Stock     Contracts     Securities
ASSETS                                                  Fund          Fund         Fund         Fund          Fund
- ------                                                 ------       --------       -----     ----------    ----------
Investments, at Fair Value:
     United States Government and
       Government Agency Securities                                 $ 25,301                   $22,735
     Corporate Bonds and Notes                                         5,708
     Other Bonds                                                       1,053
     Common Stocks:
       Aon Corporation                                                     -     $242,680
       Other                                                          42,316            -
     Preferred Stocks                                                  1,645            -
     Investments held in the Life of Virginia Series Funds, Inc.:
       Money Market Portfolio                         $21,729              -            -
       Government Securities Portfolio                      -              -            -                    $11,692
       Total Return Portfolio                               -              -            -                          -
       Common Stock Index Portfolio                         -              -            -                          -
       Real Estate Equity Portfolio                         -              -            -                          -
       International Equity Portfolio                       -              -            -                          -
     Other Long-Term Investments                            -              -            -           18             -
     Short-Term Investments                                21         26,437        3,579        7,244            30
                                                      -------       --------     --------      -------       -------
                                                       21,750        102,460      246,259       29,997        11,722

     Unallocated Guaranteed Insurance Contracts,
       at Contract Value                                    -              -            -      101,938             -
                                                      -------       --------     --------      -------       -------
          Total Investments                            21,750        102,460      246,259      131,935        11,722

Receivables:
     Contribution Receivable from Aon Corporation         940              -        5,068        2,675         1,298
     Contributions Receivable from Participants            21             (2)         298          153            76
     Loans Receivable                                       -              -            -            -             -
     Accrued Dividends and Income                          14            717            7           21             1
     Due from Broker                                        -          2,394            -       17,956             -
     Fund Transfers                                     2,386            (29)      (2,914)         196            62
                                                      -------       --------     --------      -------       -------
                    Total Receivables                   3,361                                   21,001         1,437
                                                      -------       --------     --------      -------       -------
       Net Assets Available for Plan Benefits         $25,111       $105,540     $248,718     $152,936       $13,159
                                                      =======       ========     ========     ========       =======

                                                     Total         Common       Real Estate  International
                                                     Return     Stock Index     Securities      Equity        Loan
ASSETS                                                Fund          Fund           Fund          Fund        Account        Total
- ------                                               ------     -----------     -----------  -------------   -------        -----
Investments, at Fair Value:
     United States Government and
       Government Agency Securities                                                                                        $ 48,036
     Corporate Bonds and Notes                                                                                                5,708
     Other Bonds                                                                                                              1,053
     Common Stocks:
       Aon Corporation                                                                                                      242,680
       Other                                                                                                                 42,316
     Preferred Stocks                                                                                                         1,645
     Investments held in the Life of Virginia Series Funds, Inc.:
       Money Market Portfolio                                                                                                21,729
       Government Securities Portfolio                                                                                       11,692
       Total Return Portfolio                         $43,613                                                                43,613
       Common Stock Index Portfolio                         -      $40,527                                                   40,527
       Real Estate Equity Portfolio                         -            -        $1,052                                      1,052
       International Equity Portfolio                       -            -             -        $2,761                        2,761
     Other Long-Term Investments                            -            -             -             -                           18
     Short-Term Investments                                33           31            15            10                       37,400
                                                      -------      -------        ------        ------        ----         --------
                                                       43,646       40,558         1,067         2,771                      500,230

     Unallocated Guaranteed Insurance Contracts,
       at Contract Value                                    -            -                                                  101,938
                                                      -------       -------       ------        ------        ----         --------
          Total Investments                            43,646        40,558        1,067         2,771                      602,168

Receivables:
     Contribution Receivable from Aon Corporation       1,683         2,835           57           141                       14,697
     Contributions Receivable from Participants           106           179            4            10                          845
     Loans Receivable                                       -             -            -             -        $398              398
     Accrued Dividends and Income                           1             2            -             -           -              763
     Due from Broker                                        -             -            -             -           -           20,350
     Fund Transfers                                        58           187           24            30           -                0
                                                      -------       -------       ------        ------        ----         --------
               Total Receivables                        1,848         3,203           85           181         398           37,053
                                                      -------       -------       ------        ------        ----         --------
        Net Assets Available for Plan Benefits        $45,494       $43,761       $1,152        $2,952        $398         $639,221
                                                      =======       =======       ======        ======        ====         ========


                                                                20

                                                                     Schedule II

                               AON SAVINGS PLAN
         NET ASSETS AVAILABLE FOR PLAN BENEFITS BY INVESTMENT PROGRAM
                               DECEMBER 31, 1994

(thousands)
                                                      Money                      Aon       Investment       RGH
                                                      Market      Balanced      Stock      Contracts    Common Stock
ASSETS                                                 Fund         Fund         Fund         Fund          Fund
- ------                                              ----------   ----------   ----------   ----------   ------------
Investments, at Fair Value:
    United States Government and
      Government Agency Securities                                $ 37,916
    Corporate Bonds and Notes                                        8,099
    Other Bonds                                                        921
    Common Stocks:
      Aon Corporation                                                    -     $155,386
      Other                                                         56,068            -                      $3,779
    Preferred Stocks                                                 1,457            -                           -
    Investments held in the Life of
      Virginia Series Funds, Inc.:
      Money Market Portfolio                          $18,516            -            -                           -
      Government Securities Portfolio                       -            -            -                           -
      Total Return Portfolio                                -            -            -                           -
      Common Stock Index Portfolio                          -            -            -                           -
    Other Long-Term Investments                             -            -            -     $     25              -
    Short-Term Investments                                303        2,194          226        4,527            605
                                                      -------     --------     --------     --------         ------
                                                       18,819      106,655      155,612        4,552          4,384
    Unallocated Guaranteed Insurance Contracts,
      at Contract Value                                     -            -            -      135,533              -
                                                      -------     --------     --------     --------         ------
          Total Investments                            18,819      106,655      155,612      140,085          4,384

Receivables:
    Contribution Receivable from Aon Corporation          849            -        4,994        2,969              -
    Contributions Receivable from Participants             53           (3)         358          229              -
    Loans Receivable                                        -            -            -            -              -
    Accrued Dividends and Income                            1          820            4           56             62
    Due from Broker                                         -            -            -        5,732              -
    Fund Transfers                                       (200)          (2)         112          204           (383)
                                                      -------     --------     --------     --------         ------
          Total Receivables                               703          815        5,468        9,190           (321)
                                                      -------     --------     --------     --------         ------
          Total Assets                                 19,522      107,470      161,080      149,275          4,063
                                                      -------     --------     --------     --------         ------

LIABILITIES
- -----------
    Accounts Payable and Accrued Expenses                   4            2            3          116              3
                                                      -------     --------     --------     --------         ------
        Net Assets Available for Plan Benefits        $19,518     $107,468     $161,077     $149,159         $4,060
                                                      =======     ========     ========     ========         ======

(thousands)
                                                     Government      Total        Common
                                                     Securities     Return      Stock Index      Loan
ASSETS                                                  Fund         Fund          Fund         Account      Total
- ------                                               ----------     -------     -----------     -------     --------
Investments, at Fair Value:
    United States Government and
      Government Agency Securities                                                                          $ 37,916
    Corporate Bonds and Notes                                                                                  8,099
    Other Bonds                                                                                                  921
    Common Stocks:
      Aon Corporation                                                                                        155,386
      Other                                                                                                   59,847
    Preferred Stocks                                                                                           1,457
    Investments held in the Life of Virginia
      Series Funds, Inc.:
      Money Market Portfolio                                                                                  18,516
      Government Securities Portfolio                  $3,778                                                  3,778
      Total Return Portfolio                                -       $19,849                                   19,849
      Common Stock Index Portfolio                          -             -       $14,675                     14,675
    Other Long-Term Investments                             -             -             -                         25
    Short-Term Investments                                325           261           337                      8,778
                                                       ------       -------       -------                   --------
                                                        4,103        20,110        15,012                    329,247
    Unallocated Guaranteed Insurance Contracts,
      at Contract Value                                     -             -             -                    135,533
                                                       ------       -------       -------                   --------
          Total Investments                             4,103        20,110        15,012                    464,780

Receivables:
    Contribution Receivable from Aon Corporation        1,439         1,088         2,291                     13,630
    Contributions Receivable from Participants            102            79           188                      1,006
    Loans Receivable                                        -             -             -         $802           802
    Accrued Dividends and Income                            1             1             1            -           946
    Due from Broker                                         -             -             -            -         5,732
    Fund Transfers                                         40            90           139            -             0
                                                       ------       -------       -------         ----      --------
          Total Receivables                             1,582         1,258         2,619          802        22,116
                                                       ------       -------       -------         ----      --------
          Total Assets                                  5,685        21,368        17,631          802       486,896
                                                       ------       -------       -------         ----      --------

LIABILITIES
- -----------
    Accounts Payable and Accrued Expenses                   -             -             -            -           128

        Net Assets Available for Plan Benefits         $5,685       $21,368       $17,631         $802      $486,768
                                                       ======       =======       =======         ====      ========

                                                                    Schedule III

                               AON SAVINGS PLAN
    CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS BY INVESTMENT PROGRAM
                         YEAR ENDED DECEMBER 31, 1995


(thousands)
                                                  Money                    Aon      Investment         RGH        Government
                                                 Market     Balanced      Stock     Contracts     Common Stock    Securities
ADDITIONS                                         Fund        Fund        Fund         Fund           Fund           Fund
- ---------                                        -------    --------    --------    ----------    ------------    ----------
Investment Income:
    Interest and Income from Unallocated
      Guaranteed Insurance Contracts             $    12    $  3,394    $     65     $  9,158       $    32        $    11
    Interest on Loan Repayments                        2           -          10            9             -              5
    Aon Corporation Dividends                          -           -       6,561            -             -              -
    Other Dividends                                  827       1,521           -            -           147            683
                                                 -------    --------    --------     --------       -------        -------
                                                     841       4,915       6,636        9,167           179            699
Contributions:
    Aon Corporation                                  940           -       5,068        2,675             -          1,298
    ESOP Diversification                               6           -          16           25             -              7
    Participants                                   1,827           -      10,336        5,772             -          2,780
                                                 -------    --------    --------     --------       -------        -------
                                                   2,773           0      15,420        8,472             -          4,085
                                                 -------    --------    --------     --------       -------        -------
                                                   3,614       4,915      22,056       17,639           179          4,784
DEDUCTIONS
- ----------
Benefits Paid to Participants                      3,623       8,258      13,493       12,149           611            898
Administrative Expenses                               38         198         341          277             7             14
Investment Expenses                                   (6)         39          56          131             9              7
                                                 -------    --------    --------     --------       -------        -------
                                                   3,655       8,495      13,890       12,557           627            919
                                                 -------    --------    --------     --------       -------        -------
                                                     (41)     (3,580)      8,166        5,082          (448)         3,865
Net Realized and Unrealized Appreciation
  in Fair Value of Investments                       355      17,274      87,369          198         1,535            607
                                                 -------    --------    --------     --------       -------        -------
Net Increases (Decreases)                            314      13,694      95,535        5,280         1,087          4,472

Net Assets Available for Plan Benefits at
  Beginning of Year                               19,518     107,468     161,077      149,159         4,060          5,685
Plan Mergers                                         508           -         391          536             -            307
Fund Transfers                                     4,771     (15,622)     (8,285)      (2,039)       (5,147)         2,695
                                                 -------    --------    --------     --------       -------        -------
Net Assets Available for Plan Benefits at
  End of Year                                    $25,111    $105,540    $248,718     $152,936       $     -        $13,159
                                                 =======    ========    ========     ========       =======        =======

                                              Total       Common       Real Estate    International
                                             Return     Stock Index    Securities        Equity         Loan
ADDITIONS                                     Fund         Fund           Fund            Fund         Account     Total
- ---------                                    -------    -----------    -----------    -------------    -------    --------
Investment Income:
    Interest and Income from Unallocated
      Guaranteed Insurance Contracts         $    17      $    22        $    1           $    2                  $ 12,714
    Interest on Loan Repayments                    5            9             -                -                        40
    Aon Corporation Dividends                      -            -             -                -                     6,561
    Other Dividends                            3,101          776            57               52                     7,164
                                             -------      -------        ------           ------        -----     --------
                                               3,123          807            58               54                    26,479
Contributions:
    Aon Corporation                            1,683        2,835            57              141                    14,697
    ESOP Diversification                           8           10             -                -                        72
    Participants                               3,748        6,303            56              153                    30,975
                                             -------      -------        ------           ------        -----     --------
                                               5,439        9,148           113              294                    45,744
                                             -------      -------        ------           ------        -----     --------
                                               8,562        9,955           171              348                    72,223
DEDUCTIONS
- ----------
Benefits Paid to Participants                  1,175        1,314             -               11        $  42       41,574
Administrative Expenses                           55           48             1                1            -          980
Investment Expenses                                8            9             4                4            -          261
                                             -------      -------        ------           ------        -----     --------
                                               1,238        1,371             5               16           42       42,815
                                             -------      -------        ------           ------        -----     --------
                                               7,324        8,584           166              332          (42)      29,408
Net Realized and Unrealized Appreciation
  in Fair Value of Investments                 4,639        7,476            29               70            -      119,552
                                             -------      -------        ------           ------        -----     --------
Net Increases (Decreases)                     11,963       16,060           195              402          (42)     148,960

Net Assets Available for Plan Benefits at
  Beginning of Year                           21,368       17,631             -                -          802      486,768
Plan Mergers                                     965          671             3              112            -        3,493
Fund Transfers                                11,198        9,399           954            2,438         (362)           -
                                             -------      -------        ------           ------        -----     --------
Net Assets Available for Plan Benefits at
  End of Year                                $45,494      $43,761        $1,152           $2,952        $ 398     $639,221
                                             =======      =======        ======           ======        =====     ========

                                                                    Schedule III

                               AON SAVINGS PLAN
    CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS BY INVESTMENT PROGRAM
                         YEAR ENDED DECEMBER 31, 1994


(thousands)
                                                  Money                  Aon     Investment        RGH
                                                 Market    Balanced     Stock    Contracts    Common Stock
ADDITIONS                                         Fund       Fund       Fund        Fund          Fund
- ---------                                        -------   --------   --------   ----------   ------------
Investment Income:
    Interest and Income from Unallocated
      Guaranteed Insurance Contracts             $   324   $  3,681   $     68    $  9,529      $    65
    Interest on Loan Repayments                        4         14         20          20            -
    Aon Corporation Dividends                          -          -      5,976           -            -
    Other Dividends                                  513      1,544          -           -          264
                                                 -------   --------   --------    --------      -------
                                                     841      5,239      6,064       9,549          329
Contributions:
    Aon Corporation                                  849          -      4,994       2,969            -
    ESOP Diversification                               1         17         19          21            -
    Participants                                   2,665      8,913     13,431      11,039            -
                                                 -------   --------   --------    --------      -------
                                                   3,515      8,930     18,444      14,029            -
                                                 -------   --------   --------    --------      -------
                                                   4,356     14,169     24,508      23,578          329
DEDUCTIONS
- ----------
Benefits Paid to Participants                      1,926      7,732      9,732      13,120          594
Administrative Expenses                               36        247        317         290           18
Investment Expenses                                   43         47         38         243           11
                                                 -------   --------   --------    --------      -------
                                                   2,005      8,026     10,087      13,653          623
                                                 -------   --------   --------    --------      -------
                                                   2,351      6,143     14,421       9,925         (294)

Net Realized and Unrealized Appreciation/
  (Depreciation) in Fair Value of Investments        (97)    (3,507)    (1,386)          -       (2,249)
                                                 -------   --------   --------    --------      -------
Net Increases (Decreases)                          2,254      2,636     13,035       9,925       (2,543)

Net Assets Available for Plan Benefits at
  Beginning of Year                               18,413    127,036    152,007     143,590        8,227
RGH Litigation Award                                 129          -         63          98         (403)
Fund Transfers                                    (1,278)   (22,204)    (4,028)     (4,454)      (1,221)
                                                 -------   --------   --------    --------      -------
Net Assets Available for Plan Benefits at
  End of Year                                    $19,518   $107,468   $161,077    $149,159      $ 4,060
                                                 =======   ========   ========    ========      =======

                                              Government     Total       Common
                                              Securities    Return     Stock Index      Loan
ADDITIONS                                        Fund        Fund         Fund         Account     Total
- ---------                                     ----------    -------    -----------     -------    --------
Investment Income:
    Interest and Income from Unallocated
      Guaranteed Insurance Contracts           $     8      $    11      $    11                  $ 13,697
    Interest on Loan Repayments                      5            4            7                        74
    Aon Corporation Dividends                        -            -            -                     5,976
    Other Dividends                                160          755          239                     3,475
                                               -------      -------      -------       ------     --------
                                                   173          770          257                    23,222
Contributions:
    Aon Corporation                              1,439        1,088        2,291                    13,630
    ESOP Diversification                             -            -            -                        58
    Participants                                 1,452        1,628        2,514                    41,642
                                               -------      -------      -------       ------     --------
                                                 2,891        2,716        4,805                    55,330
                                               -------      -------      -------       ------     --------
                                                 3,064        3,486        5,062                    78,552
DEDUCTIONS
- ----------
Benefits Paid to Participants                       50          250          297       $   53       33,754
Administrative Expenses                              9           15            4            -          936
Investment Expenses                                  2            1            2            -          387
                                               -------      -------      -------       ------     --------
                                                    61          266          303           53       35,077
                                               -------      -------      -------       ------     --------
                                                 3,003        3,220        4,759          (53)      43,475
Net Realized and Unrealized Appreciation/
  (Depreciation) in Fair Value of Investments     (152)        (106)         161            -       (7,336)
                                               -------      -------      -------       ------     --------
Net Increases (Decreases)                        2,851        3,114        4,920          (53)      36,139

Net Assets Available for Plan Benefits at
  Beginning of Year                                  -            -            -        1,356      450,629
RGH Litigation Award                                34           29           50            -            -
Fund Transfers                                   2,800       18,225       12,661         (501)           -
                                               -------      -------      -------       ------     --------
Net Assets Available for Plan Benefits at
  End of Year                                  $ 5,685      $21,368      $17,631       $  802     $486,768
                                               =======      =======      =======       ======     ========

                                                                   Schedule IV

                               AON SAVINGS PLAN
            TRANSACTIONS OR SERIES OF TRANSACTIONS IN EXCESS OF 5%
                      OF THE CURRENT VALUE OF PLAN ASSETS
                     For the Year Ended December 31, 1995



The following schedule represents the 5% reportable transactions for the year ended December 31, 1995 of the Aon Savings Plan. This summary is intended to satisfy the disclosure requirements set forth in Sections 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

                                                              Schedule IV
                               Aon SAVINGS PLAN
             SCHEDULE OF TRANSACTIONS OR SERIES OF TRANSACTIONS IN
               EXCESS OF 5% OF THE CURRENT VALUE OF PLAN ASSETS
                     For the Year Ended December 31, 1995



                                                                           Current Value
                                                            Cost of         of Asset at           Net
                                                             Asset       Transaction Date         Gain
                                                           ----------    ----------------       -------
(thousands)

Short-Term Investment Fund, Collective
   Trust Funds of The Northern Trust Company

  $75,739 increases on 216 day                            $    75,739         $    75,739          -
  $73,908 decreases on 95 days                                 73,908              73,908          -
  $120,445 increases on 654 days                              120,445             120,445          -
  $93,654 decreases on 275 days                                93,654              93,654          -
                                                                         ----------------       -------
                                                                              $   363,746          -
                                                                         ================       =======

                         REPORT OF INDEPENDENT AUDITORS


The Participants and Administrative Committee
Aon Savings Plan


We have audited the accompanying statements of net assets available for plan benefits of Aon Savings Plan as of December 31, 1995 and 1994, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1995 and 1994, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment as of December 31, 1995 (Schedule I) and transactions or series of transactions in excess of 5% of the current value of plan assets for the year ended December 31, 1995 (Schedule IV), are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1995 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1995 financial statements taken as a whole.



May 31, 1996